Exhibit

Exhibit Description

99.1	Announcement on 2015/03/18: Important Resolutions from 12th term 23th Board Meeting

99.2	Announcement on 2015/03/18: Board Meeting Resolution on Earnings Distribution

99.3	Announcement on 2015/03/18: Announcing termination of private equity offering which was approved by 2014 shareholders’ meeting

99.4	Announcement on 2015/03/18: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.5	Announcement on 2015/03/18: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

99.6	Announcement on 2015/03/18: UMC’s donation to UMC Science and Culture Foundation

99.7	Announcement on 2015/03/18: The Board of Directors resolved to issue the 6th unsecured zero coupon euro convertible bonds

99.8	Announcement on 2015/03/18: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.9	Announcement on 2015/03/18: To announce related materials on partial acquisition of holding company of He Jian

Exhibit 99.1

Important Resolutions from 12th term 23th Board Meeting

1. Date of occurrence of the event: 2015/03/18
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved 2014 Business Report and Financial Statements.

The Company’s consolidated revenue for 2014 was NT$140,012 million and net income attributable to the stockholders of the parent was NT$12,141 million, with EPS of NT$0.97.

(2) Proposed Dividend Distribution and Employee Bonus. (approximately NT$0.55 per share)

(3) Approved Issuance of unsecured zero coupon euro convertible bonds, with a total amount of no more than US$630 million.

(4) Approved to acquire shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.

(5) Approved this round’s capital budget execution of NTD 24,103 million towards capacity deployment.

(6) Approved termination of the issuance plan for private placement, which was approved by the 2014 Annual General Meeting.

(7) Approved the proposal for private placement based on future operation needs and proposed to the 2015 Annual General Meeting for discussion.

(8) The 2015 Annual General Meeting will be held at 9:00 AM on Tuesday, June 9, 2015 at UMC’s Fab8S Conference Hall, located at No.16, Creation Rd. 1, Hsinchu Science Park.

(9) Approved UMC’s donation of NTD$12 million, to UMC Science and Culture Foundation.

(10) Approved to release the managerial officer from non-competition restrictions

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.2

Board Meeting Resolution on Earnings Distribution

1. Date of the board of directors resolution : 2015/03/18
2. Appropriations of earnings in cash dividends to shareholders (NT$    per share):0.55
3. Cash distributed from legal reserve and capital surplus to shareholders (NT$    per share):0
4. Total amount of cash distributed to shareholders (NT$):6,939,321,835
5. Appropriations of earnings in stock dividends to shareholders (NT$    per share):0
6. Stock distributed from legal reserve and capital surplus to shareholders (NT$    per share):0
7. Total amount of stock distributed to shareholders (shares):0
8. Remunerations for directors and supervisors (NT$):10,811,967
9. Cash bonus to employees (NT$):1,458,956,333
10. Stock bonus to employees (NT$):0
11. Any other matters that need to be specified: None

Exhibit 99.3

Announcing termination of private equity offering which was approved by 2014 shareholders’ meeting

1. Date of the board of directors resolution for the change: 2015/03/18
2. Dates of effective registration of the original plan: 2014/06/11
3. Reason for the change:

(1) The Company’s 2014 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,269,208,166 shares)

(2) According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3) The approval will expire on 2015/6/10. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4. Content of each and every successive past changed plan for raising of funds before and after change: Not applicable
5. Anticipated timetable for execution: Not applicable
6. Anticipated completion date: Not applicable
7. Anticipated possible benefits: Not applicable
8. Difference with original anticipated benefits: Not applicable
9. Effect of the current change on shareholder equity: Not applicable
10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable
11. Any other matters that need to be specified: None

Exhibit 99.4

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors resolution: 2015/03/18
2. Types of the private placement: common shares, ADR/GDR, or CB/ECB
3. Buyers of the private placement and their relationships with the company: Strategic investors; None.
4. Number of shares or bonds privately placed: No more than 1,272,520,779 shares
5. Total monetary amount of the private placement: No more than 1,272,520,779 shares
6. The pricing basis of private placement and its reasonableness: The price determination shall also follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.
7. Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.
8. Reasons for conducting non-public offerings:

Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement. So the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent Board of Directors: None
10. Date of pricing: To be determined by the Board after authorization from AGM.
11. Recommended price:

The price of privately placed common shares shall be set by no less than the reference price.

The reference price shall be the higher of the following two calculations:

(a) The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction.

(b) The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction.

The issuance price of convertible corporate bonds shall be set by no less than theoretical price.

The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance.

The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12. Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.
13. Rights and obligations of the new private placement shares:

Besides the transfer limitation ruled by Article 43-8, Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
15. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.
16. Possible influence of change in shareholding, if conversion or subscription rights are fully attached: NA
17. Countermeasures of the aforesaid estimate change in shareholding: N/A
18. Any other matters that need to be specified: The issuance plan for this private placement for either common shares, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc. and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any.

To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.5

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors resolution: 2015/03/18
2. Date for convening the shareholders’ meeting: 2015/06/09
3. Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No.16, Creation Rd. 1, Hsinchu Science Park)
4. Cause or subjects for convening the meeting:

1) Status Reports

1. 2014 business report

2. Audit committee’s report of 2014 audited financial report

3. The status of private placement

4. The issuance of the corporate bonds

2) Approval Items

1. The Company’s 2014 business report and financial statement

2. The Company’s 2014 earnings distribution.

3) Election Item

To elect the Company’s 13th term of Directors

4) Discussion items

1. To release the newly elected directors from non-competition restrictions

2. To propose the issuance plan for private placement of common shares

Exhibit 99.6

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2015/03/18
2. The reason for the donation: For the promotion of culture education
3. The total amount of the donation: NT$12 million
4. Counterparty to the donation: UMC Science and Culture Foundation
5. Relationship to the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None
7. Contents of the objection or reservation: None
8. Any other matters that need to be specified: None

Exhibit 99.7

The Board of Directors resolved to issue the 6th unsecured zero coupon euro convertible bonds

1. Date of the board of directors resolution: 2015/03/18
2. Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: United Microelectronics Corporation 6th round of unsecured euro convertible bonds
3. Total amount of the issue: no more than US$630 million

The USD par value of the Bonds will be translated into NTD based on a fixed exchange rate for redemption, repurchase and repayment. The fixed exchange rate will be the exchange rate for translation from USD to NTD on the price date.

4. Face value: temporarily set at US$200,000 each or greater
5. Issue price: at par
6. Issue period: temporarily set at five years
7. Issue coupon/interest rate: temporarily set at 0%
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: funding for purchasing machinery and equipment.
10. Underwriting method: the UMC Chairman is authorized to determine according to the market situation
11. Trustees for the bonds: the UMC Chairman is authorized to determine according to the market situation
12. Underwriter or distributing agent institution: the UMC Chairman is authorized to determine according to the market situation
13. Guarantor(s) for the issue: N/A
14. Institution serving as agent for payment of the principal and interest: the UMC Chairman is authorized to determine according to the market situation
15. Certifying institution: the UMC Chairman is authorized to determine according to the market situation
16. Where convertible into shares, the rules for conversion: the UMC Chairman is authorized to determine according to the market situation
17. Resale conditions: the UMC Chairman is authorized to determine according to the market situation
18. Repurchase conditions: the UMC Chairman is authorized to determine according to the market situation
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: Dilution depending on the pricing conversion premium
21. Any other matters that need to be specified: The convertible bonds issuance will be subjected to the approval of Securities and Futures Bureau, Financial Supervisory Commission.

Additional announcement will be made thereafter when terms and conditions are materialized.

Exhibit 99.8

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors resolution: 2015/03/18
2. Name and title of the managerial officer with permission to engage in competitive conduct:

(1)M L Liao, Senior Vice President

(2)C C Hsu, Senior Vice President

(3)Eric Chen, Chief Human Resources Officer

3. Items of competitive conduct in which the officer is permitted to engage:

(1)M L Liao, Senior Vice President

To act as the director of United Semiconductor (Xiamen) Co. Ltd..

(2)C C Hsu, Senior Vice President

To act as the director of United Semiconductor (Xiamen) Co. Ltd..

(3)Eric Chen, Chief Human Resources Officer

To act as the director of Best Elite International, Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd. and the director of United Semiconductor (Xiamen) Co. Ltd.

4. Period of permission to engage in the competitive conduct: Employment period
5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved.
6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter “not applicable” below):

(1)M L Liao, Senior Vice President

(2)C C Hsu, Senior Vice President

(3)Eric Chen, Chief Human Resources Officer

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise:

(1)M L Liao, Senior Vice President

To act as the director of United Semiconductor (Xiamen) Co. Ltd.

(2)C C Hsu, Senior Vice President

To act as the director of United Semiconductor (Xiamen) Co. Ltd.

(3)Eric Chen, Chief Human Resources Officer

To act as the director of Best Elite International, Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd. and the director of United Semiconductor (Xiamen) Co. Ltd.

8. Address of the mainland China area enterprise:

(1) United Semiconductor (Xiamen) Co. Ltd.

203-1,South Building of Torch Square,No.56-58 Torch Road, Torch Park, Torch Hi-Tech District, Xiamen

(2) He Jian Technology (Suzhou) Co., Ltd.

No.333, Xing Hua Street, Suzhou Industrial Park, Suzhou, P.R.C.

9. Business items of the mainland China area enterprise: Foundry
10. Degree of effect on the Company’s finances and business: None
11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer’s investment and the officer’s shareholding ratio: None
12. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on partial acquisition of holding company of He Jian

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.
2. Date of occurrence of the event: 2015/03/18
3. Volume, unit price, and total monetary amount of the transaction:

Trading volume: 13.12% of outstanding shares; Average unit price: Based on 75% of latest book value, Common Shareholders are offered US$0.357166 per share, Series A-1 holders are offered US$0.500275 per share, Series B and B-1 holders are offered US$1.100000 per share;

Total amount: Depending on the number of shareholders who accept the offer.

The total acquisition amount will be less than US$63.4 million.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The shareholders of Best Elite International Limited; not related party
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Will be depended on results from negotiation; N/A.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure;

The reference basis for the decision on price: Referring to latest book value and market condition;

The decision-making department: Board of Directors.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Cumulative volume: 687,909,300 shares; Amount: US$20,452,161K; percentage of holdings: 100%.

Exactly cumulative volume, amount and percentage of holdings will be depended on results from negotiation.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 13.39%;

Ratio of shareholder’s equity: 18.96%;

The operational capital as shown in the most recent financial statement: $46,358,406 thousands NTD.

13. Broker and broker’s fee: N/A
14. Concrete purpose or use of the acquisition or disposition: Long-term investment
15. Net worth per share of company underlying securities acquired or disposed of: N/A
16. Do the directors have any objection to the present transaction?: No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18. Any other matters that need to be specified: In order to achieve the goal of acquiring Hejian in proper sequence, to expand overseas markets, accelerate our business growth, and provide future dynamics of roots in Taiwan, we intend to continue purchasing the outstanding 13.12% stake in equivalent of cash.